McLaughlin & Stern, llp

Founded 1898

STEVEN W. SCHUSTER Partner Direct Phone: (212) 448–6216 sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	Millbrook, NY Great Neck, NY West Palm Beach, FL Ft. Lauderdale, FL

May 20, 2019

David Lin

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: RMD Entertainment Group, Inc.

Form 10-12G

Filed April 1, 2019

File No. 000-56041

In response to your letter dated April 25, 2019, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of RMD Entertainment Group, Inc. (the “Company”). Amendment No. 1 to the Form 10 is being filed concurrently with this letter.

The Company has made certain changes in the Form 10 filing in response to your comments.  For your convenience, we have reproduced below the comments contained in your April 25, 2019 letter immediately above our responses.

Item 1. Business Employees, page 3

1. On page 3, you disclose that as of March 28, 2019, you had no full-time or part-time employees. However, in the second full risk factor on page 4, you state that your success depends largely upon your officers' continued contributions, including those of Rudi Hudaya, your Chief Executive Officer and current key employee. Furthermore, on page 16, you disclose that you entered into an employment agreement with William Alessi on July 27, 2017. Please revise to reconcile your disclosure. If applicable, also please file Mr. Alessi's employment agreement as an exhibit to the Form 10. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company revises its disclosure under Employees on page 3 as follows: “As of March 28, 2019, the Company currently has three officers: Mr. Rudi Hudaya as Chief Executive Officer, Mr. Stevens and Mr. Jovianto as Chief Marketing Officers.”

While William Alessi’s employment with the Company has been terminated as of October 16, 2017, we attach Mr. Alessi’s employment agreement as Exhibit 10.1 to the Form 10.

Item 1A. Risk Factors, page 3

2. It appears that your officers and directors are residents of Indonesia. If applicable, please include a risk factor to discuss the difficulty of enforcing judgments against residents of a foreign country.

Response: The Company inserts the following risk factor at the end of the existing list of risk factors on page 4:

“It may be difficult to enforce judgments or bring actions outside the United States against certain of our directors.

All of our directors and officers are residents of Indonesia and, as a result, it may be difficult or impossible for an investor to do the following:

●	enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons; or

●	bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Summary of any product research and development that we will perform..., page 12

3. We note your disclosure that you are a shell company. Please revise to provide risk factor disclosure that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Response: The Company inserts the following risk factor at the end of the existing list of risks factors on page 7:

“Because we are shell company, there are restrictions imposed upon the transferability of unregistered shares, prohibition on the use of Form S-8 and enhanced reporting requirements.

We are a shell company as defined in Rule 405, because we are a company with nominal operations and assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the Company is no longer considered a shell company, as well as restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i). Sales of our securities pursuant to Rule 144 are not able to be made until: 1) we have ceased to be a shell company; 2) we have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and 3) a period of at least twelve months has elapsed from the date “Form 10 information” (i.e., information similar to that which would be found in a Form 10 Registration Statement filing with the SEC) has been filed with the Commission reflecting the Company’s status as a non-shell company.  Because investors may not be able to rely on an exemption for the resale of their shares other than Rule 144, and there is no guarantee that we will cease to be a shell company, they may not be able to re-sell our shares in the future and could lose their entire investment as a result. As a result, it may be harder for us to pay management or other service providers with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a shell company could prevent us from raising additional funds, engaging service providers, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless.

Because we are a shell company, we are not entitled to file registration statements on Form S-8, which is typically used to register stock that is offered to employees and consultants via benefit or incentive plans. As a result, we may have difficulties attracting qualified employees and consultants because we are not able to compensate them in the same fashion that non-shell companies can.

Being a shell company, there are enhanced reporting requirements imposed on us: when reporting an event that causes us to cease being a shell company, we have to file with the Commission the same type of information that it would be required to file to register a class of securities under the Securities Exchange Act of 1934.

These restrictions and requirements will likely have a negative impact on our ability to attract additional capital.”

Item 5. Directors and Executive Officers, page 14

4. Please revise to disclose the first names of Messrs. Stevens and Jovianto.

Response: Some Indonesian nationals only have one name, unlike people in much of the rest of the world that have one given name and one surname.

5. Please reconcile your disclosure in this section regarding the number of directors and officers you currently possess with your disclosure in the preceding section, which indicates that as a group, your officers and directors consist of six persons.

Response: The Company revises the first column of the law row of the table of Item 4 as follows: “All officers and directors as a group (4 persons) …”

Involvement in Certain Legal Proceedings, page 15 6. Please provide the required disclosure for the past ten years, rather than five. Please refer to Item 401(f) of Regulation S-K.

Response: The Company revises the first sentence under the subsection “Involvement in Certain Legal Proceedings” on Page 15 as follows:

“No director, person nominated to become a director, executive officer, promoter or control persons of the Company has been involved during the last ten years in any of the following events that are material to an evaluation of his ability or integrity…”

Item 7. Certain Relationships and Related Transactions..., page 16

7. We note that your disclosure refers to transactions with related persons that exceed $120,000. Please note that as a smaller reporting company, you must disclose transactions that exceed the lesser of $120,000 or one percent of the average of your total assets at year-end for the last two completed fiscal years. Based on your audited financial statements, it appears that the threshold for you to disclose related party transactions is significantly less than $120,000. In particular, we note the related party transactions disclosed in Note 7 to your financial statements. Please see Item 404(d) of Regulation SK, and revise as necessary to describe the correct threshold and all related party transactions meeting that threshold.

Response: The Company revises its disclosure under Item 7 of the Form 10 in its entirety as follows:

“The Company has had the following transactions with certain related parties over the past two fiscal years:

•	On October 11, 2017, the creditor of the note payable sold the note to Mr. Seng Yeap Kok, our principal shareholder.

•	In 2018 and 2017, Mr. Seng Yeap Kok, our principal shareholder paid $39,982 and $7,000 for the Company’s expenses, respectively.

•	The Company issued 120,000,000 shares of common stock in 2017, valued at $1,200, to William Alessi, then the Company’s Chief Executive Officer, as compensation.”

Please telephone the undersigned at (212) 448-6216 if you have any questions or require any additional information.

Very truly yours,

/s/ Steven W. Schuster

Steven W. Schuster